SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

STARZ

(Name of Issuer)

Series A common stock, par value $.01 per share; and

Series B common stock, par value $.01 per share

(Title of Class of Securities)

Series A common stock: 85571Q102

Series B common stock: 85571Q201

(CUSIP Numbers)

Robert R. Bennett

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2016

(Date of Events Which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	85571Q102 (STRZA) 85571Q201 (STRZB)

1		Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Robert R. Bennett

2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒ (1)

3		SEC Use Only

4		Source of Funds OO

5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6		Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power Series A common stock: Less than 1% (2) Series B common stock: 678,015 (2) (3)

	8	Shared Voting Power Series A common stock: 0 Series B common stock: 0

	9	Sole Dispositive Power Series A common stock: Less than 1% (2) Series B common stock: 678,015 (2) (3) (4)

	10	Shared Dispositive Power Series A common stock: 0 Series B common stock: 0

11		Aggregate Amount Beneficially Owned by Each Reporting Person Series A common stock: Less than 1% (2) Series B common stock: 678,015 (2) (3) (4)

12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13		Percent of Class Represented by Amount in Row (11) Series A common stock: Less than 1% Series B common stock: 6.9% (5)

14		Type of Reporting Person IN

(1) The Voting Agreement, dated as of June 30, 2016, by and among Lions Gate Entertainment Corp. (“Lions Gate”), Starz (the “Issuer”), LG Leopard Canada LP, an Ontario limited partnership and indirect wholly owned subsidiary of Lions Gate, Robert R. Bennett (“Mr. Bennett”), Deborah Bennett (“Mrs. Bennett”), Hilltop Investments, LLC (“Hilltop”), which is jointly owned by Mr. Bennett and Mrs. Bennett, John C. Malone (“Mr. Malone”), Leslie Malone (“Mrs. Malone”), the Tracy L. Neal Trust A and the Evan D. Malone Trust A (the “Starz Voting Agreement”), and the Stock Exchange Agreement, dated as of June 30, 2016, by and among Lions Gate, the Issuer, Mr. Bennett, Mrs. Bennett, Hilltop, Mr. Malone, Mrs. Malone, the Tracy L. Neal Trust A and the Evan D. Malone Trust A (the “Starz Exchange Agreement”) contain provisions relating, in certain circumstances, to the voting and transfer of the Issuer’s Series A common stock (“STRZA”) and the Issuer’s Series B common stock (“STRZB”) beneficially owned by Mr. Bennett.  Mr. Bennett expressly disclaims the existence of, and membership in, a group with any or all of the other parties to the Starz Voting Agreement and Starz Exchange Agreement.  See Items 4, 5 and 6.

(2) Mr. Bennett, Mrs. Bennett and Hilltop are required to vote the STRZA and STRZB shares beneficially owned by each of them in respect of certain matters in accordance with the Starz Voting Agreement. In addition, the Starz Voting Agreement contains certain transfer restrictions on such STRZA and STRZB shares. See the description of the Starz Voting Agreement in Item 6, which is incorporated herein by reference.

(3)  Includes 19,623 STRZB shares owned by Hilltop, which is jointly owned by Mr. Bennett and Mrs. Bennett.

(4) Mr. Bennett, Mrs. Bennett and Hilltop are subject to certain provisions in the Starz Exchange Agreement relating to the ownership and disposition of the STRZB shares to be transferred to Lions Gate pursuant to the terms of the Starz Exchange Agreement. See the description of the Starz Exchange Agreement in Item 6, which is incorporated herein by reference.

(5)  Based upon 88,574,412 STRZA shares and 9,858,316 STRZB shares, in each case, outstanding as of March 31, 2016, based on Starz’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 28, 2016. Each share of STRZB is convertible, at the option of the holder, into one share of STRZA.  Each share of STRZA is entitled to one vote, whereas each share of STRZB is entitled to ten votes.  Accordingly, Mr. Bennett may be deemed to beneficially own voting equity securities of the Issuer representing approximately 3.6% of the voting power with respect to the general election of directors of the Issuer.  See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Statement of

ROBERT R. BENNETT

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

STARZ (formerly known as Liberty Media Corporation)

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends the statement on Schedule 13D originally filed by Robert R. Bennett (“Mr. Bennett” or the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on September 30, 2011 (the “Original Statement”), as amended by Amendment No. 1 filed with the SEC by Mr. Bennett on December 8, 2011 (“Amendment No. 1”) and as amended by Amendment No. 2 filed with the SEC by Mr. Bennett on January 2, 2013 (“Amendment No. 2” and together with the Original Statement and Amendment No. 1 the “Schedule 13D”) and relates to the Series A Starz common stock, par value $0.01 per share (the “Series A Common Stock” or “STRZA”), and the Series B Starz common stock, par value $0.01 per share (the “Series B Common Stock” or “STRZB”, and together with the Series A Common Stock, the “Common Stock”), of Starz (formerly known as Liberty Media Corporation) (the “Issuer”).  Capitalized terms used but not defined herein have the meanings given such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 1.                                                         Security and Issuer.

The information contained in Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Robert R. Bennett is filing this Statement on Schedule 13D (the “Statement”) with respect to the following series of common stock of Starz, a Delaware corporation formerly known as Liberty Media Corporation (the “Issuer”), beneficially owned by Mr. Bennett:

(a)                                 Series A Starz common stock, par value $0.01 per share (“STRZA” or “Series A Common Stock”); and

(b)                                 Series B Starz common stock, par value $0.01 per share (“STRZB” or “Series B Common Stock” and together with STRZA, the “Common Stock”).

The Issuer’s executive offices are located at 8900 Liberty Circle, Englewood, Colorado 80112.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Statement also relates to the shares of STRZA issuable upon conversion of shares of STRZB. At the option of the holder, each share of STRZB is convertible into one share of STRZA. The shares of STRZA are not convertible. The holders of STRZA and STRZB generally vote together as a single class with respect to all matters voted on by the stockholders of the Issuer. The holders of STRZB are entitled to 10 votes per share and the holders of STRZA are entitled to one vote per share.

Item 2.                                                         Identity and Background.

The information contained in the first paragraph of Item 2 of the Schedule 13D is hereby amended and restated to read as follows:

The Reporting Person is Robert R. Bennett, whose business address is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, CO 80112.  Mr. Bennett is a manager of Hilltop Investments, LLC (“Hilltop”), an entity jointly owned by Mr. Bennett and Mrs. Bennett, and a director of Liberty Media Corporation, Discovery Communications, Inc., and HP Inc. Mr. Bennett resigned from the board of directors of the Issuer on January 11, 2013.

Item 4.                                                         Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information:

The information set forth in Item 6 below and exhibits listed in Item 7 below to this Amendment are incorporated into this Item 4 by reference.

Item 5.                                                         Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                 Mr. Bennett beneficially owns (i) less than 1% of the outstanding STRZA shares; and (ii) 678,015 STRZB shares (including 19,623 STRZB shares held by Hilltop) which represent approximately 6.9% of the outstanding STRZB shares. The foregoing percentage interests are based on 88,574,412 STRZA shares and 9,858,316 STRZB shares, in each case, outstanding as of March 31, 2016, based on Starz’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on April 28, 2016. Accordingly, Mr. Bennett may be deemed to beneficially own voting equity securities of the Issuer representing approximately 3.6% of the voting power with respect to the general election of directors of the Issuer.

(b)                                 Mr. Bennett, Mrs. Bennett and Hilltop are required to vote the STRZA and STRZB shares beneficially owned by each of them in respect of certain matters in accordance with the Starz Voting Agreement (as defined herein). In addition, the Starz Voting Agreement contains certain transfer restrictions on such STRZA and STRZB shares). See the description of the Starz Voting Agreement in Item 6, which is incorporated herein by reference. Except as described in this Amendment, Mr. Bennett, and, to his knowledge, Mrs. Bennett and Hilltop, each have the sole power to vote, or to direct the voting of, their respective shares of Common Stock.

Mr. Bennett, Mrs. Bennett and Hilltop are subject to certain provisions in the Starz Exchange Agreement (as defined herein) relating to the ownership and disposition of the STRZB shares to be transferred to Lions Gate Entertainment Corp. (“Lions Gate”) pursuant to the terms of the Starz Exchange Agreement. See the description of the Starz Exchange Agreement in Item 6, which is incorporated herein by reference. Except as described in this Amendment, Mr. Bennett, and, to his knowledge, Mrs. Bennett and Hilltop, each have the sole power to dispose of or direct the disposition of their respective shares of Common Stock.

(c)                                  Except as described in this Amendment, neither Mr. Bennett nor, to his knowledge, Hilltop has executed any transactions in respect of the Common Stock within the last sixty days.

(d)                                 Not Applicable.

(e)                                  Not Applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

The Merger Agreement

On June 30, 2016, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Lions Gate and Orion Arm Acquisition Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Lions Gate (“Merger Sub”). The Merger Agreement provides that Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation and becoming an indirect wholly-owned subsidiary of Lions Gate (the “Merger”).

The Merger Agreement provides that, in a reclassification (the “Reclassification”) preceding the Merger, each existing common share, without par value, of Lions Gate (“Lions Gate Common Stock”) will be split into (1) 0.5 shares of a newly issued class of voting shares, without par value, of Lions Gate (“Lions Gate Voting Stock”) and (2) 0.5 shares of a newly issued class of non-voting shares, without par value, of Lions Gate (“Lions Gate Non-Voting Stock”), subject to the terms and conditions of the Merger Agreement. Lions Gate intends not to effect the Reclassification unless the Merger will be consummated.

Following the Reclassification, pursuant to the Merger, (1) each share of Series A Common Stock will be converted into the right to receive (a) $18.00 in cash and (b) 0.6784 of a share of Lions Gate Non-Voting Stock, and (2) each share of Series B Common Stock will be converted into the right to receive (a) $7.26 in cash, (b) 0.6321 of a share of Lions Gate Non-Voting Stock and (c) 0.6321 of a share of Lions Gate Voting Stock, in each case, subject to the terms and conditions of the Merger Agreement.

The closing of the Merger is subject to certain conditions and the Merger Agreement may be terminated by the parties thereto in certain events.

The foregoing description of the various terms of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement which is incorporated herein by reference to Exhibit 2.1 to Lions Gate’s Current Report on Form 8-K (File No. 001-14880), filed with the SEC on July 1, 2016.

Starz Exchange Agreement

In connection with the Merger Agreement on June 30, 2016, Lions Gate and Merger Sub entered into a Stock Exchange Agreement (the “Starz Exchange Agreement”) with Mr. Bennett, Mrs. Bennett, Hilltop, John C. Malone (“Mr. Malone”), Leslie Malone (“Mrs. Malone”), the Tracy L. Neal Trust A and the Evan D. Malone Trust A (collectively, the “Starz Exchange Stockholders”), pursuant to which, if the Merger Agreement is terminated (1) by Lions Gate because the Issuer’s board of directors changes its recommendation in favor of the transactions, (2) by the Issuer in order to enter into a superior transaction or (3) by either party because the Issuer’s stockholders fail to approve the transactions, then the Starz Exchange Stockholders will sell to Merger Sub all shares of Series B Common Stock held by the Starz Exchange Stockholders (the “Starz Exchange Shares”), which as of June 30, 2016 constituted approximately 69.6% of the total voting power of the issued and outstanding shares of Series B Common Stock, in exchange for per share consideration of $7.26 in cash and 1.2642 newly issued shares of Lions Gate Common Stock (the “Lions Gate Exchange Shares”). At the election of Mr. Malone, or if Lions Gate should fail to receive the required stockholder approval to issue the Lions Gate Exchange Shares, the Starz Exchange Stockholders will instead receive per share consideration of $36.30 in cash for each Starz Exchange Share.  Lions Gate plans to seek such required stockholder approval at the same meeting where it will seek the required approvals pursuant to the Merger Agreement.

The Starz Exchange Agreement is included as Exhibit 7(a) to this Amendment and is incorporated by reference herein. The foregoing description of various terms of the Starz Exchange Agreement is qualified in its entirety by reference to the Starz Exchange Agreement.

Starz Voting Agreement

In connection with the Merger Agreement, on June 30, 2016, Lions Gate and the Issuer entered into a Voting Agreement (the “Starz Voting Agreement”) with LG Leopard Canada LP (“LG Leopard”), an Ontario limited partnership and indirect wholly owned subsidiary of Lions Gate, Mr. Bennett, Mrs. Bennett, Hilltop, Mr. Malone, Mrs. Malone, the Tracy L. Neal Trust A and the Evan D. Malone Trust A (such stockholders, the “Starz Individual Stockholders” and together with LG Leopard, the “Starz Stockholders”), with respect to shares of Common Stock.

Pursuant to the Starz Voting Agreement, the Starz Stockholders agreed, among other things and subject to certain conditions, to, at any meeting of stockholders of the Issuer called to vote upon the Merger Agreement, vote shares of Common Stock constituting an aggregate of 33.53% of the voting power of Common Stock in favor of the merger contemplated by the Merger Agreement, and to vote the pro rata portion of the excess of such Starz Stockholder’s shares of Common Stock over such 33.53% limit in proportion to the votes of all the Issuer’s stockholders voting other than the Starz Stockholders.  The Starz Stockholders also agreed, until the earliest of (i) nine months following the termination of the Merger Agreement, (ii) certain terminations of the Starz Exchange Agreement or (iii) the later of consummation of the transactions contemplated by the Starz Exchange Agreement or certain dates for the meeting or taking of action by the stockholders of the Issuer, to vote all shares of the Issuer owned by such Starz Stockholders against any Alternative Company Transaction Proposal (as defined in the Merger Agreement) or any agreement relating thereto. Under the Starz Voting Agreement, Lions Gate agreed to pay up to $1.6 million in reasonable out-of-pocket expenses of the Starz Individual Stockholders and to indemnify the Starz Individual Stockholders for losses relating to or arising out of the Starz Voting Agreement, the Merger Agreement and the Starz Exchange Agreement.

The Starz Voting Agreement is included as Exhibit 7(b) to this Amendment and is incorporated by reference herein. The foregoing description of various terms of the Starz Voting Agreement is qualified in its entirety by reference to the Starz Voting Agreement.

Item 7.                                                         Material to be Filed as Exhibits.

7(a)                          Stock Exchange Agreement, dated as of June 30, 2016, by and among Lions Gate Entertainment Corp., Orion Arm Acquisition Inc. and the stockholders listed on Schedule 1 thereto (incorporated by reference to Exhibit 10.1 to Lions Gate Entertainment Corp.’s Current Report on Form 8-K (File No. 001-14880), filed with the Securities and Exchange Commission on July 1, 2016 (the “Lions Gate Form 8-K”)).

7(b)                          Voting Agreement, dated as of June 30, 2016, by and between Lions Gate Entertainment Corp., Starz, LG Leopard Canada LP and the stockholders listed on Schedule A thereto (incorporated by reference to Exhibit 10.6 to the Lions Gate Form 8-K).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2016
Date

/s/ Robert R. Bennett
Robert R. Bennett

EXHIBIT INDEX

Exhibit No.	Description
7(a)

Stock Exchange Agreement, dated as of June 30, 2016, by and among Lions Gate Entertainment Corp., Orion Arm Acquisition Inc. and the stockholders listed on Schedule 1 thereto (incorporated by reference to Exhibit 10.1 to Lions Gate Entertainment Corp.’s Current Report on Form 8-K (File No. 001-14880), filed with the Securities and Exchange Commission on July 1, 2016 (the “Lions Gate Form 8-K”)).

7(b)

Voting Agreement, dated as of June 30, 2016, by and between Lions Gate Entertainment Corp., Starz, LG Leopard Canada LP and the stockholders listed on Schedule A thereto (incorporated by reference to Exhibit 10.6 to the Lions Gate Form 8-K).